Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2005

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X    Form 40-F
                              -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes         No    X
                           -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

First quarter 2005 financial results to be released on Tuesday, May 10, 2005


Zug, Switzerland - April 21, 2005


Converium Holding Ltd, Zug will release its financial results for the first quarter 2005 before the markets open in Europe on Tuesday, May 10, 2005.

A live webcast for the investment community will be held on Tuesday, May 10, 2005 at 9:30 am Central European Time (CET). You can access it via the company's web site www.converium.com. It will be archived on our website at about noon time that day. The telephone replay of the conference call will also be available one hour after the call for 24 hours by dialing +41 91 612 4330 (Europe), +1 (1) 866 416 2558 (USA) or +44 (0) 207 108 6233 (UK) with access code: 820 #.


Contacts:

Zuzana Drozd
Head of Investor Relations
+41 1 639 91 20
zuzana.drozd@converium.com


Esther Gerster
Head of Public Relations
+41 1 639 90 22
esther.gerster@converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG


                                        By:/s/Terry Clarke
                                           ---------------
                                           Name:      Terry Clarke
                                           Title:     CEO


                                        By:/s/Christian Felderer
                                           ---------------------
                                           Name:      Christian Felderer
                                           Title:     General Legal Counsel



Date: April 22, 2005